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                             April 20, 2022

       Ken Ho
       Chairman
       Primech Holdings Pte. Ltd.
       23 Ubi Crescent
       Singapore 408579

                                                        Re: Primech Holdings
Pte. Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed March 31,
2022
                                                            File No. 333-264036

       Dear Mr. Ho:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed March 31, 2022

       Use of Proceeds, page 41

   1. We note your response to comment 1, as well as your amended disclosure that you intend to use a certain amount
of the proceeds "for minority investments . . . and for the upgrade and the integration of
[y]our EV charging function." Please revise your disclosure here to clarify if "the upgrade
and the integration" use is separate from your plan to invest in an
                                                        EV company, and if so,
please separate these two uses in this section and identify the amount of proceeds
allocated for each purpose in accordance with Item 3.C.3 of Form 20-
                                                        F. Please also revise
your disclosure throughout the prospectus to clarify whether you have an "EV charging
function" that is currently part of your business, or if you are referring to a separate
charging function (e.g., one from a third-party).
 Ken Ho
FirstName   LastNameKen
Primech Holdings   Pte. Ltd.Ho
Comapany
April       NamePrimech Holdings Pte. Ltd.
       20, 2022
April 220, 2022 Page 2
Page
FirstName LastName
General Information on Our Group
Our Contracts and Portfolio, page 79

2. We note your response to comment 3, as well as your amended disclosure, and we reissue the comment in-part. Please revise your disclosure throughout the prospectus to clarify if the Terminal 2 closure is "COVID-19 related," as you discuss on page 17, or if such closure was more attributed to "upgrading works," as you discuss on pages 79 and 81. We also note your disclosure on page 81 that the closure of Terminal 2 was related to the
         "corresponding temporary suspension of [y]our contracts." Please revise your disclosure to clarify which contracts were suspended (e.g., if your contract with Changi airport was partially suspended with respect to Terminal 2) and whether such suspensions continue to be in effect. Please also ensure you discuss such contract suspensions in your disclosure on pages 17 and 79.
Unaudited Condensed Combined Statements of Operations and other Comprehensive Income, page F-3

3. It appears the balance for income attributable to Primech's shareholder of $0 was not properly totaled from comprehensive income of $5,718,843 for the six months ended
         September 30, 2020. Please clarify or revise.
Signatures, page II-4

4. Please revise your signature page to identify and include the signatures of at least a majority of your board of directors. Please refer to Instruction 1 to Signatures on Form F-
         1.
General

5.       We note your response to comment 6, and that you have no commitment to the
         consortium and your role is limited to providing advice. We also note that you deleted disclosure in the prospectus indicating that the consortium was awarded the pilot tender by the government of Singapore to develop, install and operate EV charging infrastructure in approximately 150 public car parks. However, based on a press release issued in
         September 2021 by the Land Transport Authority of Singapore stating, the tender to install EV charging infrastructure was awarded to Primech A&P Pte and its consortium partners. The press release notes that Primech A&P is responsible for payment of a concession fee for the right to install and operate the EV charging points. Please supplementally explain the award of the pilot tender to you, and the corresponding concession fee, and reconcile it with your disclosure that you have no commitment or financial obligation to the consortium or to the Singapore government. Please revise your disclosure as necessary.
 Ken Ho
FirstName   LastNameKen
Primech Holdings   Pte. Ltd.Ho
Comapany
April       NamePrimech Holdings Pte. Ltd.
       20, 2022
April 320, 2022 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Lawrence Venick